UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Peapod, Inc.
                              ------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    704718105
                              ------------------
                                 (CUSIP Number)

Mr. A.H.P.M. van Tielraden                           with copies to:
Koninklijke Ahold N.V.                               John Reiss, Esq.
Albert Heijnweg 1                                    White & Case LLP
1507 EH Zaandam                                      1155 Avenue of the Americas
The Netherlands                                      New York, NY 10036
011-31-75-659-9111                                   212-819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

CUSIP No. 704718105
================================================================================


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.              I.R.S. IDENTIFICATION NO. 000000000

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 2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                                       (b) /X/
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 3       SEC USE ONLY


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 4       SOURCE OF FUNDS

         WC

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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
         PURSUANT TO ITEMS 2(d) or 2(e)

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 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

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NUMBER OF SHARES           7      SOLE VOTING POWER
BENEFICIALLY OWNED
OWNED BY EACH REPORTING           Common Stock: 55,930,810 (1) (2)
PERSON WITH                       Series B Convertible Preferred Stock:  726,371
                           -----------------------------------------------------
                           8      SHARED VOTING POWER

                                  None
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                  Common Stock: 55,930,810 (1) (2)
                                  Series B Convertible Preferred Stock:  726,371
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  None
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 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Common Stock:  55,930,810 (1) (2)
         Series B Convertible Preferred Stock:  726,371
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Common Stock:  75% (2)
         Series B Convertible Preferred Stock:  100%
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14       TYPE OF REPORTING PERSON

         CO
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          (1) The shares of common stock of Peapod,  Inc. (the "Issuer") covered by this report are purchasable by Koninklijke Ahold N.V. ("Ahold") upon conversion or exercise of (i) 726,371 shares of Series B Convertible Preferred Stock (the "Shares") of the Issuer which would be convertible into initially 19,369,873 shares of Common Stock, representing approximately 51% of the total outstanding shares of Common Stock as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series B Convertible Preferred Stock), (ii) the warrant (the "Previously Issued Warrant") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, to purchase 100,000 shares of Common Stock, (iii) the warrant (the "Warrant (Credit Agreement)") dated as of April 14, 2000, to purchase 3,566,667 shares of Common Stock, and (iv) the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants") dated as of June 30, 2000, to purchase 32,894,270 shares of Common Stock.

          Prior to the exercise of the Warrants, Ahold is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Warrants. The Warrants may be exercised at any time.

          Based on the Issuer's representations in the Purchase Agreement, upon conversion of the Shares and exercise of the Warrants Ahold would be entitled to purchase approximately 75% of the total outstanding shares of Common Stock as of April 14, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Shares and the shares of Common Stock subject to exercise under the Warrants).

          (2) Based on the Issuer's representations in the Purchase Agreement, the number of shares indicated represents approximately 75% of the total outstanding shares of Common Stock as of April 14, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to the Warrants).

          This Amendment No. 1 amends and supplements the Schedule 13D filed on April 24, 2000, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Peapod, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9933 Woods Drive, Skokie, Illinois 60077. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D filed on April 24, 2000.

Item 4.   Purpose of the transaction.

          Items 4(a) to (j) is hereby amended by adding immediately before the penultimate paragraph of the item the following:

          "Stockholder Approval.

          On June 30, 2000, the stockholders of the Issuer approved the Purchase Agreement and the transactions contemplated thereby and the Issuer issued the Shares and the Warrants (Preferred Stock) to Ahold."

Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby amended and restated in its entirety to read as follows:

     "(a) Ahold is the beneficial owner of 726,371 shares of Series B Convertible Preferred Stock. As a result of the purchase of the Shares and the issuance of the Warrants, Ahold may be deemed to be the beneficial owner of 55,930,810 shares of Common Stock, which would represent approximately 75% of the shares of Common Stock outstanding after conversion of the Shares and exercise of the Warrants as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to the Warrants)."

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2000




                                             KONINKLIJKE AHOLD N.V.



                                             By: /s/ A.H.P.M. van Tielraden
                                                --------------------------------
                                                Name: A.H.P.M. van Tielraden
                                                Title: General Counsel